Exhibit 99.1

August 30, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for DDC Enterprise Limited (“the Company”) and, under the date of June 15, 2023, except for note 2(ag), as to which the date is November 16, 2023, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. We were also previously engaged as principal accountants to audit the consolidated financial statements of the Company as of and for the year ended December 31, 2023. On August 30, 2024, we were dismissed.

We have read the Company’s statements included in its Form 6-K dated August 30, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with (1) the Company’s statement in the first paragraph under item 1(a) relating to the Company’s determination of its independent registered public accounting firm, (2) the Company’s statement in the second paragraph under item 1(a) relating to the audit committee’s approval of our dismissal, (3) any of the Company’s statements under item 1(b) relating to the appointment of new independent registered public accounting firm, or (4) any of the Company’s statements under item 2 relating to the Change in Co-CFO and Resignation of Director.

Very truly yours,

/s/ KPMG Huazhen LLP

Shanghai, People’s Republic of China

August 30, 2024